December 2, 2004

Via Facsimile and U.S. Mail

Michael J. Smith
Blue Earth Refineries, Inc.
8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China

      Re:	Blue Earth Refineries, Inc.
      	Amendment No. 1 to Form 20-F filed on November 19, 2004
      	File No. 0-50971

Dear Mr. Smith:

	We have reviewed the revised filing and response letter and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your response to prior comment 4 of our letter dated November 3, 2004. Section 5 of Staff Legal Bulletin No. 4 states that registration of a spin-off under the Securities Act will not be required solely as a result of a shareholder vote on the asset transfer. It appears from your disclosure that shareholders may have voted to approve the distribution of shares in the spin-off, in addition to the asset transfer. Please advise what matters shareholders voted upon in approving the plan or arrangement and how this satisfies Section 5 of SLB No. 4.


Risk Factors, page 4
We may not be able to declare and pay dividends... page 13
2. We note your response to prior comment 20. Please quantify what percentage of your cash flow the $1.8 million dividend represents.

Operating and Financial Review and Prospects, page 40
3. Please revise your disclosures to include a recent developments section that addresses whether there have been any material changes in your financial condition and/or results of operations since your financial statements for the year ended June 30, 2004. In this section ensure you comment on the current market prices for the type of cobalt sold by Kasese Cobalt Company.

4. Please disclose the year management expects 36569 Yukon to begin generating positive operating cash flows. In this regard, we note your response to prior comment 64.

5. We note your response to prior comment number 32. Please disclose whether you will be required to make any modifications to the Yukon refinery in the event that you decide to lease the refinery. If you do not anticipate incurring any expenditures on the refinery please disclose whether leasing the refinery will be more difficult in its present condition.

Report of Independent Registered Public Accounting Firm - Blue
Earth
Refineries Inc.
6. We note your response to prior comment 43. Based on the fact that
Kasese Cobalt Company represents the majority of the assets, liabilities, revenues and expenses for fiscal year 2004 and all of the assets, liabilities, revenues and expenses for fiscal year 2003, please ask Peterson and Sullivan to provide us the following information:
* How Peterson Sullivan determined that it was the principal auditor under AU Section 534.
* Whether Peterson Sullivan`s review of Deloitte & Touche`s audit was performed in accordance with the PCAOB Interim Auditing Standards. Refer to PCAOB Releases No. 2004-001 and 2004-006.
* Whether Peterson Sullivan solely reviewed the audit workpapers of
Deloitte & Touche or did it travel to Uganda to perform audit work.
* A copy of Deloitte & Touche`s audit report of Kasese Cobalt Company for the periods presented.
* How Peterson Sullivan determined that Deloitte & Touche was independent to perform the audit of Kasese Cobalt Company. In this regard, please tell us whether Deloitte & Touche performed any other services for Kasese Cobalt Company (i.e., book-keeping, compilations, etc.).

Blue Earth Refineries Inc. financial statements for the year ended
June 30, 2004
General
7. We note your response to prior comment 46 from comment letter dated November 3, 2004 and your revised disclosures. It does not appear that you have provided the disclosures required by paragraphs
38-39 of SFAS 131 for fiscal year ended June 30, 2003. Please revise or advise.

Consolidated Statements of Operations
8. We note your response to prior comment 47. Please include a discussion within MD&A to state that the costs associated with the sale of power are immaterial for each period presented.

Note 4.  Property, Plant and Equipment
9. We note your response to prior comment 62. Please include within
MD&A a discussion of the amount of saleable cobalt you anticipate recovering based on your current studies and experience.

Note 8.  Equity Method Investee
10. We note that the $6,088,000 carrying value of your equity method investment represents (1) the 4,242,000 principal amount of the Euro income debenture due 2013 and issued in August 2003; and (2) the Canadian dollar loan issued under your credit facility with an outstanding balance of $1,245,000. Please revise your disclosure to include the following information for each of these debt instruments:
(a) maturity date, (b) interest rate information, (c) payment requirements, and (d) any security interest (i.e., collateral). Also, tell us whether you are contingently liable for the debts of 4025776 Canada Inc. If you are, please tell us whether you considered this contingency in your FIN 46(R) analysis.

11. We note that the income debenture due 2013 is denominated in Euros, and that the value of the Euro in comparison to the Canadian and US dollar has increased. Please tell us how and where you have accounted for the resulting translation gain on your consolidated statements of operations, and how and where 4025776 Canada Inc. recorded its corresponding translation loss on its consolidated statement of operations.

Engineering Comments
Description of Feedstock and Refining Process of Kasese Cobalt
Company, page 27
12. Disclose the average grade of the stockpiles as determined by the
26 years of mining by Kilembe Mines Ltd. (see page 26). A short description of the grade determination methodology will assist with the disclosure, as will as disclosing the fact that a professional geologist, mining engineer, or a processing metallurgist has or has not estimated quantities for your mineral stockpiles. Revise accordingly.

13. Concerning the stockpile-related quantities you disclose on pages
27 to 29, please note that these calculations by their very nature are estimates, and as such should be rounded to the nearest 1,000 or
10,000.  Round these estimates to the nearest 1,000 or 10,000.

14. The third paragraph of page 28, the fine limestone typically added to the neutralization tank is for the purpose of bringing the pH to 7.0, not 3.0. Revise as needed.

15. Within the first paragraph of page 29, disclose a bulk density estimate for the stockpile material (tonnes/cubic meter) and average moisture content.

16. Please add additional maps or modify the existing maps of the refineries` locations. Locate within political units, such as a country, state, or province, showing features such as railroads, highways, rivers, and major cities. Locate the facilities approximately on these maps and refer to Industry Guide 7 for map construction requirements.

Property, Plants, and Equipment, page 35
Kasese Cobalt Company Cobalt refinery, page 35
17. The fifth paragraph on page 37 describes "an electrolyte solution containing 99.8% cobalt which is plated into solid metal." As the solution does not contain 99.8% cobalt, please revise as needed.

Directors and senior management, page 46
18. For the directors and senior management disclose the following:
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.
See Item 401 of Regulation S-B.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to Al Pavot at (202) 942-1764 and direct questions regarding mining or engineering to George Schuler at
(202)
824-5527. Direct questions on other disclosure issues to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Virgil Z. Hlus, Esq.
Clark, Wilson
Barristers & Solicitors
Suite 800-885 West Georgia Street
      Vancouver, British Columbia, Canada V6C 3H1
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Michael J. Smith
Blue Earth Refineries, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE